Exhibit 99.3

Vector Tobacco Inc.
Financial Statements
as of December 31, 2011 and 2010,
and for each of the three years
ended December 31, 2011, 2010 and 2009

Vector Tobacco Inc.
Index
December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the
Stockholder of Vector Tobacco Inc.:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Tobacco Inc. (the “Company”), a wholly-owned subsidiary of Vector Group Ltd., at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers
Raleigh, North Carolina
February 24, 2012

Vector Tobacco Inc.
Balance Sheets
December 31, 2011 and 2010
(in thousands of dollars)

	2011	2010
Assets
Current assets
Cash and cash equivalents	$763	$4,803
Accounts receivable — trade, less allowances of $17 and $9, respectively	541	163
Inventories, net	3,906	5,364
Deferred taxes	2,614	2,892
Income taxes receivable	79	—
Other current assets	482	913
Total current assets	8,385	14,135
Property, plant and equipment, net	13	17
Intangible asset	107,511	107,511
Deferred taxes	101,182	103,837
Other assets	1,510	1,251
Total assets	$218,601	$226,751

Liabilities and Stockholder’s Equity
Current liabilities
Due to related parties	$5,159	$4,472
Accrued promotional expenses	452	516
Accounts payable - trade	8	—
Allowance for sales returns	55	385
Current payments due under the Master Settlement Agreement	1,052	2,624
Deferred taxes	2,196	2,280
Current portion of employee benefits	1,690	—
Other current liabilities	108	151
Total current liabilities	10,720	10,428
Non-current employee benefits	—	1,416
Deferred income taxes	27,769	25,984
Payments due under the Master Settlement Agreement	5,375	4,056
Total liabilities	43,864	41,884
Commitments and contingencies
Stockholder's equity
Common stock ($1 par value per share; 1,000 shares authorized; 100 shares issued and outstanding)	—	—
Additional paid-in capital	329,392	358,692
Accumulated other comprehensive income	300	288
Accumulated deficit	(154,955)	(174,113)
Total stockholder's equity	174,737	184,867
Total liabilities and stockholder's equity	$218,601	$226,751

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Operations
Years Ended December 31, 2011, 2010 and 2009
(in thousands of dollars)

	2011	2010	2009
Revenues *	$94,175	$106,066	$106,446
Expenses
Cost of goods sold *	65,807	78,444	80,772
Operating, selling, administrative and general expenses	2,586	2,941	4,564
Management fees paid to Vector Group Ltd.	500	500	500
Restructuring and impairment charges	—	—	900
Research and development	140	524	1,552
Operating income	25,142	23,657	18,158
Other income (expenses)
Interest income	1	1	3
Interest expense	(390)	—	(6)
Income before provision for income taxes	24,753	23,658	18,155
Income tax (expense) benefit	(5,595)	6,733	89,903
Net income	$19,158	$30,391	$108,058

*	Revenues and cost of goods sold include federal excise taxes of $46,451, $54,250 and $52,365 for the years ended December 31, 2011, 2010 and 2009, respectively.

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Comprehensive Income
Years Ended December 31, 2011, 2010 and 2009

(in thousands of dollars)

	2011	2010	2009
Net income	$19,158	$30,391	$108,058

Net change in pension-related amounts	12	(7)	(26)
Other comprehensive income (loss)	12	(7)	(26)

Income tax effect on pension-related amounts	—	—	—
Income tax benefit (expense) on other comprehensive income	—	—	—

Other comprehensive income (loss), net of tax	12	(7)	(26)

Comprehensive income	$19,170	$30,384	$108,032

The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc.
Statement of Stockholder's Equity
Years Ended December 31, 2011, 2010 and 2009
(in thousands of dollars)

	Common Stock			Additional	Accumulated Other		Total Stockholder's
	Shares		Amount	Paid-In Capital	Comprehensive Income	Accumulated Deficit	Equity
Balance as of January 1, 2009	100	*	$—	$393,667	$321	$(312,562)	$81,426
Net Income	—		—	—	—	108,058	108,058
Accumulated other comprehensive loss	—		—	—	(26)	—	(26)
Total Comprehensive Income							108,032
Distributions	—		—	(21,375)	—	—	(21,375)
Balance as of December 31, 2009	100	*	—	372,292	295	(204,504)	168,083
Net Income	—		—	—	—	30,391	30,391
Accumulated other comprehensive loss	—		—	—	(7)	—	(7)
Total Comprehensive Income							30,384
Distributions	—		—	(13,600)	—	—	(13,600)
Balance as of December 31, 2010	100	*	—	358,692	288	(174,113)	184,867
Net Income	—		—	—	—	19,158	19,158
Accumulated other comprehensive income	—		—	—	12	—	12
Total Comprehensive Income							19,170
Distributions	—		—	(29,300)	—	—	(29,300)
Balance as of December 31, 2011	100	*	$—	$329,392	$300	$(154,955)	$174,737
*    Stock pledged as collateral for Vector Tobacco Inc.’s guarantee of Parent’s debt. See Note 1.

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009
(in thousands of dollars)

	2011	2010	2009
Cash flows from operating activities
Net income	$19,158	$30,391	$108,058
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4	8	28
Deferred income taxes	4,634	(6,994)	(90,593)
Net gain on disposal of equipment	(1)	—	—
Changes in assets and liabilities:
Accounts receivable - trade, net of allowances	(378)	446	(173)
Inventories	1,458	418	(972)
Other assets	390	(514)	2
Accounts payable	8	—	(8)
Due to (from) related parties	687	(5,157)	3,523
Other current liabilities	(2,009)	(891)	(56)
Cash payments on restructuring liabilities	—	(120)	(753)
Restructuring charges, changes in estimates	—	—	938
Income taxes payable	(79)	(538)	538
Employee benefits	286	267	246
Other liabilities	1,319	1,074	1,104
Net cash provided by operating activities	25,477	18,390	21,882
Cash flows from investing activities
Proceeds from sales of equipment	1	—	—
Increase in restricted assets	—	(241)	—
Increase in cash surrender value of life insurance policies	(218)	(218)	(213)
Net cash used in investing activities	(217)	(459)	(213)
Cash flows from financing activities
Distributions to Parent	(29,300)	(13,600)	(21,375)
Net cash used in financing activities	(29,300)	(13,600)	(21,375)
Net increase (decrease) in cash and cash equivalents	(4,040)	4,331	294
Cash and cash equivalents
Beginning of period	4,803	472	178
End of period	$763	$4,803	$472
Supplemental disclosures of cash flow information
Cash payments during the period for
Interest	$—	$—	$6
Income taxes	$270	$1,234	$150

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

1.	Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or the “Company”), is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), which in turn is wholly owned by Vector Group Ltd. (“Vector” or “Parent”). The Company is engaged in the manufacture and sale of cigarettes in the United States. Certain management and administrative functions are performed by affiliates (See Note 10).

Vector Tobacco is engaged in the sale of conventional cigarettes through their USA, Silver Eagle, Eagle and Meridian brands. In the third quarter of 2009, the Company ceased the sale and manufacture of its QUEST brand of cigarettes. Quest was marketed from 2003 to 2009 as a premium cigarette to assist adult smokers, who wish to continue smoking, in gradually reducing their intake of nicotine. The products were not labeled or advertised for smoking cessation and Vector Tobacco made no claims that QUEST was safer than other cigarette products. Vector Tobacco discontinued the Meridian brand in 2010 when all inventory had been sold.

Liggett Vector Brands LLC (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In consideration of the duties performed at Liggett Vector Brands, a portion of its sales, marketing, manufacturing, distribution, and administrative expenses are reimbursed by Vector Tobacco.

Liggett Group LLC (“Liggett”), an affiliate of Vector Tobacco, manufactures most of Vector Tobacco’s cigarette brands under contract at Liggett’s Mebane, North Carolina manufacturing facility.

Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a standalone company during the periods presented.

Vector and VGR are holding companies and as a result do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which requires interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. During 2011, 2010 and 2009 Vector Tobacco made distributions of $29,300, $13,600, and $21,375 respectively, to VGR.

11% Senior Secured Notes due 2015 — Vector

Vector has $415,000 of principal outstanding of its 11% Senior Secured Notes due 2015 (the “Senior Secured Notes”). The Senior Secured Notes were sold in August 2007 ($165,000), September 2009 ($85,000), April 2010 ($75,000) and December 2010 ($90,000) in private offerings to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.

In May 2008 and June 2010, Vector completed offers to exchange the Senior Secured Notes then outstanding for an equal amount of newly issued 11% Senior Secured Notes due 2015. The new Senior Secured Notes have substantially the same terms as the original Senior Secured Notes, except that the new Senior Secured Notes have been registered under the Securities Act. In May 2011, Vector completed an exchange offer to exchange the Senior Secured Notes issued in December 2010 for an equal amount of newly issued 11% Senior Secured Notes due 2015. The new Senior Secured Notes have substantially the same terms as the original Notes, except that the new Senior Secured Notes have been registered under the Securities Act. Vector Tobacco's stock has been pledged as collateral for the guarantee of the New Senior Secured Notes.

The new Senior Secured Notes are guaranteed subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of the Vector that are engaged in the conduct of Vector’s

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

cigarette businesses, including Vector Tobacco. Vector Tobacco’s balance sheet, statement of operations and statement of stockholder’s equity as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 do not reflect any amounts related to these notes as the debt is not acquisition related.

Vector Tobacco’s cash flows from operations may be utilized to fund the interest and debt obligation of the Senior Secured Notes via distributions by Vector Tobacco to VGR to Vector.

Additional Parent Company Notes

As of December 31, 2011, Vector has debt with a net amount of approximately $80,842 (face amount $256,530) in addition to the Senior Secured Notes previously discussed. This $80,842 is not reflected in Vector Tobacco’s financial statements as these obligations are not collateralized by the Vector Tobacco assets nor has Vector Tobacco guaranteed these obligations. The holders of debt with a face amount of $99,000 have the option to put all of their remaining senior convertible notes on June 15, 2012.

In addition to the Senior Secured Notes and other debt payments, Vector Tobacco may have to fund certain deferred tax liabilities of Vector (Note 7).

General Corporate Expenses

General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives Vector provides to the Company. The allocations are based on a reasonable estimation of Vector’s overhead expenses based on the relative specific identification and the relative percentage of the Company’s revenues and expenses to Vector’s total costs. All of these allocations are reflected in management fees paid to Vector in the Company’s statements of operations of $500 in each of 2011, 2010 and 2009.

The Company and Vector consider these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company. Actual costs which may have been incurred if the Company had been a standalone company in 2011, 2010 and 2009, would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees, and strategic decisions made in areas such as information technology systems and infrastructure. However, the Company currently does not believe the difference between the cost allocations from Vector and the costs the Company would have incurred on a standalone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2011, 2010 and 2009.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

These financial statements are for Vector Tobacco only and exclude its wholly-owned subsidiary, VT Aviation LLC, as Vector consolidates this entity as its primary beneficiary.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include promotional accruals, inventory reserves, allowances for doubtful accounts and allowances for sales returns, Master Settlement Agreement (“MSA”) liabilities and litigation and defense costs. Actual results could differ from those estimates.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less. The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) and Securities Investor Protection Corporation (“SIPC”) insure these balances, up to $250 and $500, respectively. From December 31, 2010 to December 31, 2012, the FDIC is fully insuring all noninterest-bearing transaction accounts regardless of the balance. The carrying amount of bank deposits, including amounts classified as cash and cash equivalents, were approximately $763 and $4,803 at December 31, 2011 and 2010, respectively. All bank deposits at December 31, 2011 and December 31, 2010 are insured by the FDIC.

Accounts Receivable

Accounts receivable-trade are recorded at their net realizable value. The allowance for doubtful accounts and terms discounts was $17 and $9 at December 31, 2011 and 2010, respectively.

Inventories

Inventories are stated at the lower of cost or market with cost determined using the last-in, first-out ("LIFO") method.

The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which are three to fifteen years for machinery and equipment.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment against their related future undiscounted cash flows. If the carrying value exceeds such cash flows, then impairment is deemed to exist. The amount of any impairment is determined by comparing the long-lived assets’ carrying value against its fair value, which is determined using discounted future cash flows.

Intangible Asset

The Company has recorded a long-lived intangible asset of $107,511 which relates to the exemption of The Medallion Company Inc. ("Medallion"), acquired in April 2002, under the MSA agreement, which states payments under the MSA continue in perpetuity. An an annual review of this intangible asset is conducted for potential impairment as the Medallion exemption is not subject to amortization due to its indefinite useful life (Note 3). As a result, the Company believes it will realize the benefit of the exemption for the foreseeable future.

Trademarks are amortized using the straight-line method over ten years and had no net book value at December 31, 2011 and 2010. The amortization expense related to the trademarks was $0, $0, and $8 in 2011, 2010, and 2009, respectively.

In connection with the restructuring of Vector Tobacco in 2009, the Company recorded an impairment charge of approximately $38 related to Quest trademark agreements, which is included as a component of operating, selling, administrative and general expenses in the Company’s statement of operations for the year ended December 31, 2009.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Other Assets

Other current assets were $482 and $913 at December 31, 2011 and 2010. $241 of the balance in both 2011 and 2010 was for letters of credit securing bonds and the remainder was for prepaid expenses including insurance.

Other non-current assets of $1,510 and $1,251 as of December 31, 2011 and 2010, respectively, are primarily related to the cash surrender values of certain life insurance policies.

Revenue Recognition

Revenues are recognized upon shipment of finished goods when title and risk of loss have passed to the customer, there is pervasive evidence of an arrangement, the sales price is determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries. Certain sales incentives, including buy downs, are classified as reductions of revenues. The Company’s accounting policy is to include federal excise taxes in revenues and cost of goods sold. Since the Company’s line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are not billed to customers nor recorded as sales revenue. Shipping and handling costs, which were $477, $539 and $572 for 2011, 2010 and 2009 respectively, are recorded in operating, selling, administrative and general expenses.

Advertising Costs

Advertising and related agency costs are expensed as incurred and were $(36), $4 and $14 for the years ended December 31, 2011, 2010 and 2009, respectively. These costs are recorded as operating, selling, administrative and general expenses. The credit balance in 2011 related primarily to the reversal of reserves on point-of-sale marketing materials.

Research and Development Costs

Research and development costs are expensed as incurred. The year over year decline in expense relates primarily to the decision not to pursue FDA approval of Quest as a smoking cessation device. In connection with this decision, the Company closed its Durham, NC research operations in the second quarter of 2009. (Note 11).

Stock-Based Compensation

The Company, through an affiliate, accounts for stock compensation plans by measuring compensation cost for share-based payments at fair value.

Employee Benefits

As of December 31, 2011, Vector Tobacco has no employees. Employees of Liggett Vector Brands, an affiliate, perform services for Vector Tobacco and associated expenses, including benefits, of such employees are allocated to Vector Tobacco. A senior executive of Liggett Vector Brands who provides services to Vector Tobacco participates in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector and such expenses are allocated from Vector to Vector Tobacco.

The cost of providing retiree pension benefits is actuarially determined and accrued over the service period of the active employee group. The funded status of the defined benefit pension plan is recognized on the balance sheet. The measurement date for determining the funded status of the plans is December 31, 2011 and 2010. (See Note 6.)

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Income Taxes

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any liabilities created for unrecognized deferred tax benefits are presented as a liability and not combined with deferred tax liabilities or assets.

Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that future taxable income will be insufficient to realize some portion or all of the deferred tax assets.

Although indefinite-lived intangible assets and goodwill are not amortized, the Company recognizes deferred tax liabilities and assets for temporary differences related to its indefinite-lived intangible asset and the tax-deductible portion of such assets. Because indefinite-lived intangible assets are not amortized for financial reporting purposes, the related deferred tax liability will not reverse until some indeterminate future period should the assets become impaired or are disposed of. Therefore, the reversal of the deferred tax liability related to the Medallion intangible asset is no longer considered a source of future taxable income in assessing the realization of deferred tax assets. As a result, the Company is required to record a deferred tax asset valuation allowance totaling approximately $24,427 and $22,468 as of December 31, 2011 and 2010, respectively.

Vector Tobacco’s federal income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company currently joins in the filing of a consolidated federal tax return with Vector and its other U.S. subsidiaries.

Legal Costs

The Company records product liability legal expenses and other litigation costs as operating, selling, administrative and general expenses as those costs are incurred.

The Company records provisions in its financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Legal defense costs are expensed as incurred. Litigation is subject to many uncertainties, and it is possible that the Company’s financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any tobacco-related litigation.

Distributions and Dividends on Common Stock

The Company records distributions on its common stock as dividends in its statement of stockholder’s equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction to additional paid-in-capital.

Comprehensive Income

The Company early adopted authoritative guidance on Comprehensive Income. This guidance requires entities to present components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company elected to present items of net income and other comprehensive income in two separate, but consecutive, statements. The items are presented before related tax effects with detailed amounts shown for the income tax expense or benefit related to each component of other comprehensive income

Other comprehensive income is a component of stockholder's equity and relates to pension related adjustments. The Company’s comprehensive income was $19,170, $30,384 and $108,032 for the years ended December 31, 2011, 2010 and 2009, respectively. The accumulated comprehensive income balance of $300 and $288 as of December 31, 2011 and 2010, respectively, all related to pension adjustments.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Fair Value of Financial Instruments

The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$763	$763	$4,803	$4,803

New Accounting Pronouncements

In January 2010, the FASB issued authoritative guidance intended to improve disclosure about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances, and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosure about purchases, sales, issuances and settlements in the Level 3 reconciliation, which was effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this guidance did not impact the Company's financial statements.

In May 2011, the FASB issued amendments to disclosure requirements for common fair value measurement. These amendments, effective for the interim and annual periods beginning on or after December 15, 2011 (early adoption is prohibited), result in common definition of fair value and common requirements for measurement of and disclosure requirements between U.S. GAAP and IFRS. Consequently, the amendments change some fair value measurement principles and disclosure requirements. The implementation of this amended accounting guidance did not have a material impact on the Company's financial position and results of operations.

In June 2011, the FASB issued authoritative guidance that will be included in ASC Topic 220, “Comprehensive Income”. This guidance eliminates the option to report other comprehensive income and its components in the statement of changes in equity. Companies can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The Company elected to early adopt the guidance and added the Statement of Comprehensive Income to the 2011 financial statements.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Vector Tobacco’s customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. Three customers accounted for approximately 49%, 16% and 12% respectively, of gross sales in 2011. Three customers accounted for approximately 47%, 14% and 13%, respectively, of gross sales in 2010. Three customers accounted for approximately 42%, 14% and 13%, respectively, of gross sales in 2009. Vector Tobacco's largest single customer receivable represented approximately 54% of net accounts receivable at December 31, 2011 and 87% at December 31, 2010. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no security is required. Vector Tobacco maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s expectations.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Vector Tobacco maintains cash deposits and money market accounts with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is minimal.

Subsequent Events

The Company has evaluated events that occurred subsequent to December 31, 2011 through the financial statement issue date of February 23, 2012 and determined that there were no recordable or reportable subsequent events.

3.	Medallion Acquisition and Intangible Asset

On April 1, 2002, an indirect wholly-owned subsidiary of Vector acquired the stock of Medallion and certain related assets from Medallion’s principal stockholder. The total purchase price consisted of $50,000 in cash and $60,000 in promissory notes, which were subsequently fully repaid.

Medallion, formerly a discount cigarette manufacturer headquartered in Richmond, Virginia, is a participant in the Master Settlement Agreement ("MSA") between the state Attorneys General and the tobacco industry. Medallion has no payment obligations under the MSA agreement except to the extent its market share exceeds approximately 0.28% of total cigarettes sold in the United States (approximately 820 million cigarettes in 2011).

In connection with the acquisition of Medallion, the Company allocated $107,511 of the total purchase price of $110,000 to Medallion’s exemption under the MSA agreement. This intangible asset was deemed to have an indefinite useful life and is tested for impairment annually or more frequently when indicators of impairment are present. The annual test was performed in the fourth quarter of 2011, 2010 and 2009, respectively, resulting in no impairment.

Other intangible assets consist of trademarks which were amortized using the straight-line method over 10 years and had no net book value at December 31, 2011 and 2010, respectively. Amortization expense associated with trademarks and patents totaled $0 in 2011, $0 in 2010 and $8 in 2009. An impairment charge of $38 was taken in the fourth quarter of 2009 to write off the remaining value of the trademarks.

In February 2009, Vector Tobacco settled an outstanding patent interference suit with North Carolina State University. Under the terms of the settlement, Vector Tobacco received $325 during 2009. The $325 was recorded as a reduction of operating, selling, administrative and general expense in 2009. The patents have a book value of $0 at December 31, 2011 and 2010.

4.	Inventories

Inventories consist of the following at December 31:

	2011	2010
Finished goods, at current cost	$3,980	$5,397
LIFO adjustment	(74)	(33)
	$3,906	$5,364
Each year, the Company capitalizes in inventory that portion of the Master Settlement Agreement liability related to units shipped to the public warehouses but not sold. The amount of capitalized MSA cost in finished goods inventory was $1,231 and $1,673 at December 31, 2011 and 2010, respectively (See Note 9).
Since January 1, 2004, most of Vector Tobacco’s products have been manufactured at Liggett’s manufacturing facility in Mebane, North Carolina under a contract manufacturing agreement with Liggett (See Note 10). Therefore, Vector Tobacco generally does not hold raw materials or tobacco leaf in inventory.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

5.	Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31:

	2011	2010
Machinery and equipment	$843	$848
Less accumulated depreciation	(830)	(831)
Property, plant and equipment, net	$13	$17

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $4, $9, and $20, respectively. There were no future machinery and equipment purchase commitments at December 31, 2011.

6.	Employee Benefits Plans

The Company’s portion of the 401(k) plan expenses sponsored by Liggett Vector Brands, for entities in the affiliate’s controlled group, was $9, $12 and $43 for the years ended December 31, 2011, 2010 and 2009, respectively

Defined Benefit Plans

During 2011, 2010 and 2009, a certain senior officer of the Company also participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector where Vector will pay supplemental retirement benefits to certain key employees. The Company expensed $287, $267 and $245 in relation to the SERP plan during 2011, 2010 and 2009, respectively. The executive retired on January 3, 2012 and the Company's estimated payments under the SERP of $1,690 are accrued as a current liability at December 31, 2011.

To comply with ERISA’s minimum funding requirements, the Company currently anticipates that it will be required to make contributions of $1,713 for the pension plan year beginning on January 1, 2012 and ending on December 31, 2012. Any additional funding obligation that the Company may have for subsequent years is contingent on several factors and is not reasonably estimable at this time.

7.	Income Taxes

Vector Tobacco’s income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company and its non-consolidated, wholly-owned subsidiary VT Aviation currently joins in the filing of a consolidated federal tax return with Vector and its other subsidiaries.

The amounts provided for income taxes are as follows:

	2011	2010	2009
Current
Federal	$4,979	$4,981	$4,746
State	1,185	1,635	1,487
	$6,164	$6,616	$6,233
Deferred
Federal	$(660)	$(14,386)	$(91,041)
State	91	1,037	(5,095)
	$(569)	$(13,349)	$(96,136)
Total tax provision	$5,595	$(6,733)	$(89,903)

Vector Tobacco’s operations are included in the consolidated federal and state income tax returns of its indirect parent, Vector. At December 31, 2011 and 2010, a valuation allowance has been provided against the Company's deferred tax

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

assets in the amount of $24,427 and $22,468, respectively, as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. The valuation allowance was reduced in 2009 for the recognition of federal and state tax net operating losses after evaluating the impact of the negative and positive evidence that such asset would be realized. The Company based its conclusion on the fact that Vector Tobacco reported federal and state taxable income on a separate company basis for the second consecutive year in 2009. The Company continues to evaluate the realizability of its net deferred tax assets and its estimate is subject to change. The reversal of deferred tax liabilities related to the Medallion intangible asset are not considered a source of future taxable income in assessing the realization of deferred tax assets.

The Company’s parent, VGR, participates in a tax sharing agreement with Vector in which VGR remits tax payments to Vector based on the consolidated taxable income of VGR and its subsidiaries (the “VGR Group”). Under the tax sharing agreement, each member of the VGR Group whose tax liability is reduced by a net operating loss or credit of another subsidiary is treated as paying such subsidiary for the use of such benefit. However, the subsidiary providing such benefit does not receive credit until it is able to use the benefit on a separate company basis, rather than when the benefit is actually used by the VGR Group.

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows as of December 31:

	2011		2010
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Sales and product allowances	$29	$—	$164	$—
Inventories	15	2,196	15	2,280
Property, plant and equipment	—	8	—	8
Compensation, benefits and related items	681	—	591	—
Amortization of intangibles	—	27,761	—	25,976
Settlement payments	2,571	—	2,713	—
Net operating losses	124,927	—	125,714	—
Valuation allowance	(24,427)	—	(22,468)	—
Total deferred tax	$103,796	$29,965	$106,729	$28,264

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rates are summarized as follows for the years ended December 31:

	2011	2010	2009
Income before income taxes	$24,754	$23,658	$18,155

Federal income tax expense at statutory rate	8,663	8,280	6,354
State income taxes, net of federal taxes	1,237	1,736	1,654
Other changes due to changes in state income tax rates	713	7,682	(493)
Change in estimated utilization of NOLs	(5,018)	(24,431)	(97,418)
Income tax (benefit) expense	$5,595	$(6,733)	$(89,903)

There were no unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009, respectively. The Company classifies all tax-related interest and penalties as income tax expense.

In 2009, the Internal Revenue Service concluded an audit of Vector's income tax return for the year ended December 31, 2005. There was no material impact on the Company's consolidated financial statements as a result of the audit. The Internal Revenue Service is auditing Vector's 2008 tax year. The Company believes it has adequately reserved for

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

any potential adjustments that may arise as a result of the audit.

8.	Operating Leases

At December 31, 2011, the Company had no operating leases.

Vector Tobacco incurred no rental expense for the years ended December 31, 2011 and 2010. Rental expense for the year ended December 31, 2009 amounted to approximately $378, including $141 expensed as part of the Company's restructuring in 2009. See Note 11.

9.	Commitments and Contingencies

Tobacco-Related Litigation

Overview

Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although new cases continue to be commenced against certain cigarette manufacturers, including Vector Tobacco’s affiliate, Liggett , Vector Tobacco has not been named as a defendant in any such actions.

Master Settlement Agreement
In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the “Original Participating Manufacturers” or “OPMs”) together with a number of other tobacco product manufacturers (the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

As a result of the MSA, the Settling States released Vector Tobacco and other Participating Manufacturers from:

•
all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•
all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.
The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.
Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated to the Participating Manufacturers based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.
Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States (approximately 820 million cigarettes in 2011). For the years ended December 31, 2011, 2010 and 2009, Vector Tobacco domestic shipments accounted for approximately .3%, .3% and .4%, respectively, of the total cigarettes sold in the United States. If Vector Tobacco’s market share exceeds its respective market share exemption in a given year, then on April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year. Vector Tobacco paid $5,647 for their 2010 MSA obligations and paid $6,836 for their 2009 MSA. On December 30, 2011, Vector Tobacco paid $1,500 of their estimated $2,500 2011 MSA payment obligation.

Certain MSA Disputes
NPM Adjustment.  In March 2006, an economic consulting firm, selected pursuant to the MSA, determined that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers, to non-participating manufacturers ("NPMs"), for 2003. This is known as the “NPM Adjustment.” The economic consulting firm subsequently rendered the same decision with respect to 2004 and 2005. In March 2009, a different economic consulting firm made the same determination for 2006. As a result, the manufacturers are entitled to potential NPM Adjustments to each of their 2003 - 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007 - 2012 payments pursuant to agreements entered into between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers for each of those years. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that Settling State.

From 2003 to 2011, Vector Tobacco disputed that they owed the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Vector Tobacco withheld payment or paid into a disputed payment account the amounts associated with these NPM Adjustments. The total amount withheld or paid into a disputed payment account by Vector Tobacco from 2003 to 2011 was $2,839. Vector Tobacco has accrued 100% of these payments and withholdings.
Since April 2006, notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States involving the issue of whether the application of the NPM Adjustment for 2003 is to be determined through litigation or arbitration. These actions relate to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that have decided the issue have ruled that the 2003 NPM Adjustment dispute is arbitrable. All 47 of those decisions are final. One court, the Montana Supreme Court, ruled that Montana’s claim of diligent enforcement must be litigated. The United States Supreme Court denied certiorari with respect to that opinion. In response to a proposal from the OPMs and many of the SPMs, 45 of the Settling States, representing approximately 90% of the allocable share of the Settling States, entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. In June 2010, the three person arbitration panel was selected and procedural hearings, discovery and briefing on legal issues of general application have commenced. Discovery has concluded and substantive hearings are currently scheduled to commence in the second quarter of 2012. Because states representing more than 80% of the allocable share signed the agreement, signing states will receive a 20% reduction of any 2003 NPM adjustment awarded in the arbitration. There can be no assurance that Vector Tobacco will receive any adjustment as a result of these or subsequent proceedings.

Gross v. Net Calculations. In October 2004, the independent auditor notified Vector Tobacco and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been recalculated using “net” unit amounts, rather than “gross” unit amounts (which had been used since 1999).

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Liggett objected to this retroactive change and disputed the change in methodology. Liggett contends that the retroactive change from using “gross” to “net” unit amounts is impermissible for several reasons, including:

•	use of “net” unit amounts is not required by the MSA (as reflected by, among other things, the use of “gross” unit amounts through 2005);

•	such a change is not authorized without the consent of affected parties to the MSA;

•
the MSA provides for four-year time limitation periods for revisiting calculations and determinations, which precludes recalculating the SPM’s 1997/1998 Market Share (and thus, certain SPM’s market share exemption); and

•	Liggett and others have relied upon the calculations based on “gross” unit amounts since 1998.
Vector Tobacco has not formally objected to this change in methodology since the Company actually benefits from the recalculation of its 1998 market share exemption on a net basis. However, due to the strength of Liggett's challenge to this change in methodology, Vector Tobacco has continued to accrue its MSA obligations on a gross basis. As such, as of December 31, 2011 and 2010, Vector Tobacco had accrued $2,825 and $2,050, respectively, related to this "gross" versus "net" dispute.

QUEST 3. Vector Tobacco has not made MSA payments on sales of its QUEST 3 product as Vector Tobacco believes that QUEST 3 does not fall within the definition of a cigarette under the MSA. Quest is no longer being sold by Vector Tobacco. There can be no assurance that Vector Tobacco’s assessment is correct and that additional payments under the MSA for QUEST 3 will not be owed.
Litigation Challenging the MSA. In Grand River Enterprises Six Nations, Ltd. v. King, litigation pending in federal court in New York, plaintiffs sought to enjoin the statutes enacted by New York and other states in connection with the MSA on the grounds that the statutes violate the Commerce Clause of the United States Constitution and federal antitrust laws. In September 2005, the United States Court of Appeals for the Second Circuit held that if all of the allegations of the complaint were assumed to be true, plaintiffs had stated a claim for relief and that the New York federal court had jurisdiction over the other state defendants. On remand, the trial court held that plaintiffs are unlikely to succeed on the merits. After discovery in November 2009, the parties cross-moved for summary judgment. In March 2011, the United States District Court for the Southern District of New York granted defendants' motion for summary judgment. Plaintiff appealed the decision. That appeal has been stayed, pending resolution of a motion to alter or amend judgment. Grand River, at the end of 2011, dismissed the action and the appeal, with prejudice, as to certain state defendants.
In October 2008, Vibo Corporation, Inc., d/b/a General Tobacco (“Vibo”) commenced litigation in the United States District Court for the Western District of Kentucky against each of the Settling States and certain Participating Manufacturers, including Vector Tobacco. Vibo sought damages from Participating Manufacturers under antitrust laws, and also brought a number of constitutional challenges to the MSA and its provisions. Vibo alleged, among other things, that the market share exemptions (i.e. grandfathered shares) provided to SPMs that joined the MSA by a certain date, including Vector Tobacco, violate federal antitrust and constitutional law. In January 2009, the district court dismissed the complaint. In January 2010, the court entered final judgment in favor of the defendants. Vibo appealed to the United States Court of Appeals for the Sixth Circuit, and the case was argued on October 6, 2011. A decision is pending.
Litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has not been successful to date.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

The activity in the Company's accruals for tobacco litigation for the three years ended December 31, 2011 were as follows:

	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement

Balance at January 1, 2009	$2,091	$1,879
Expenses	8,496	—
Change in MSA obligations capitalized as inventory	(222)	—
Payments	(6,540)	—
Reclassification to non-current liabilities	(1,102)	1,102
Balance at December 31, 2009	2,723	2,981
Expenses	6,292	—
Change in MSA obligations capitalized as inventory	20	—
Payments	(5,336)	—
Reclassification to non-current liabilities	(1,075)	1,075
Balance at December 31, 2010	2,624	4,056
Expenses	2,945	—
Change in MSA obligations capitalized as inventory	(443)	—
Payments	(3,147)	—
Reclassification to non-current liabilities	(927)	927
Interest on withholding	—	392
Balance at December 31, 2011	$1,052	$5,375

Other Matters

Vector Tobacco’s management is unaware of any material environmental conditions affecting its existing facilities. Vector Tobacco’s management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Vector Tobacco. Vector Tobacco’s management is also unaware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.

10.	Related Party Transactions

In October 2002, the sales and marketing functions of Liggett and Vector Tobacco were combined into Liggett Vector Brands. Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. During 2011, 2010 and 2009, Vector Tobacco expensed $1,500, $1,723 and $3,507, respectively, for services provided by Liggett Vector Brands. These expenses have been classified as operating, selling, administrative and general expenses.

In 2006, Vector Tobacco entered into an agreement with VGR to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The charges for services under this agreement amounted to $500 for each of the years ending December 31, 2011, 2010 and 2009.

On January 1, 2004, Vector Tobacco entered into a manufacturing agreement (the “Agreement”) with Liggett whereby Liggett agreed to provide handling, storage, manufacturing, preparation, record-keeping, remittance of federal excise tax payments, processing of returns and other services relating to the manufacture of Vector Tobacco brands. The Agreement expired December 31, 2005, but was automatically renewed for successive one year terms through December 31, 2010.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Vector Tobacco entered into a new manufacturing agreement with Liggett on January 1, 2011. The new agreement will terminate on December 31, 2015 with subsequent automatic renewal for successive one year terms. Pricing is set forth in the original Agreement was based on previously determined standard costs and invoices were sent to Vector Tobacco monthly. Pricing in the new agreement is also determined based on standard costs and invoices are sent to Vector Tobacco weekly. In 2011, 2010 and 2009, Vector Tobacco purchased approximately 0.9 billion, 1.1 billion and 1.2 billion units, respectively, from Liggett and paid $55,911, $66,933 and $67,161, respectively, which included profit of $1,015, $1,171 and $1,349, respectively, to Liggett. Vector Tobacco has a related party to Liggett relating primarily to the contract manufacturing agreement.

Vector Tobacco incurred additional expenses of approximately $141, $7, and $2 in 2011, 2010 and 2009, respectively, for transactions with VGR and Vector, which primarily reflects reimbursement of amounts paid on behalf of Vector Tobacco.

Related party payables consisted of the following as of December 31:

	2011	2010
Due to Liggett	$1,357	$969
Due to Liggett Vector Brands	3,802	3,503
	$5,159	$4,472

11.	Restructuring

	Employee Severance and Benefits	Asset Impairment Contract Termination, and Exit Cost	Totals
Balance as of January 1, 2009	$—	$46	$46
Restructuring charges	691	209	900
Utilized in 2009	(586)	(206)	(792)
Balance as of December 31, 2009	105	49	154
Change in estimate	—	(34)	(34)
Utilized in 2010	(105)	(15)	(120)
Balance as of December 31, 2010	$—	—	—

In November 2006, Vector’s Board of Directors determined to discontinue the genetics operation of Vector Tobacco and not to pursue, at that time, FDA approval of QUEST as a smoking cessation aid, due to the projected significant additional time and expense involved in seeking such approval. In connection with this decision, 12 full-time positions were eliminated effective December 31, 2006. In addition, certain license agreements associated with the genetics operation were terminated.

The Company recognized pre-tax restructuring charges of $900 during 2009 and eliminated an additional nine full-time positions in connection with the closure of its Durham, NC research operations. The restructuring charges primarily related to employee severance and benefit costs.

12.	Stock Compensation

The Company’s parent, Vector, offers stock option plans. Information concerning Vector's common stock has been adjusted to give effect to the 5% stock dividends paid to Vector stockholders on September 29, 2011, 2010 and 2009, respectively.

There were no option grants under Vector’s stock compensation plans during 2011 or 2009. After adjusting for stock dividends, non-qualified options for 110,250 shares of Vector’s common stock were issued during 2010 to employees .

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

The exercise price of the options granted was $14.89 in 2010. The exercise prices of the options granted in 2010 were at the fair market value on the dates of the grants. Awards of options to employees under the Vector’s stock compensation plans generally vest over periods ranging from four to five years and have a term of ten years from the date of grant.

As of December 31, 2011, there were approximately 3,526,936 shares available for issuance under Vector’s Amended and Restated 1999 Long-Term Incentive Plan (the “1999 Plan”). All employees of Vector and its subsidiaries are eligible to receive grants under such plans. Although Vector Tobacco has no employees it received an allocation of non-cash stock compensation from Liggett Vector Brands of $0, $0 and $39 for the years ended December 31, 2011, 2010, and 2009, respectively. These amounts are expense allocations only and do not represent a rollforward of option balances. These amounts have been recorded in selling, general and administrative cost in the Company’s consolidated statement of operations. As of December 31, 2011, Liggett Vector Brands had employees with options for [476,747] shares of Vector’s common stock.

The fair value of option grants is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price characteristics which are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of stock-based compensation awards.

The assumptions used under the Black-Scholes option pricing model in computing fair value of options are based on the expected option life considering both the contractual term of the option and expected employee exercise behavior, the interest rate associated with U.S. Treasury issues with a remaining term equal to the expected option life and the expected volatility of the Company’s common stock over the expected term of the option. The assumptions used for grants in the year ended December 31, 2010 were as follows:

Risk-free interest rate	2.59%
Expected volatility	24.43%
Dividend yield	9.75%
Expected holding period	4.74 years
Weighted average grant date fair value	$1.03

In November 2005, the President of Liggett and Liggett Vector Brands was awarded a restricted stock grant of 67,004 shares of Vector’s common stock pursuant to the 1999 Plan. Pursuant to his restricted share agreement, one-fourth of the shares vested on November 1, 2006, with an additional one-fourth vesting on each of the three succeeding one-year anniversaries of the first vesting date through November 1, 2009. Liggett Vector Brands recorded deferred compensation of $1,018 representing the fair market value of the restricted shares on the date of grant. Vector Tobacco recorded an expense of $0 in 2011, $0 in 2010, and $22 in 2009 associated with the grant.

These amounts have been recorded in operating, selling, administrative and general expenses in the Company’s statement of operations.

Vector Tobacco Inc.
Schedule II — Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Description
Year ended December 31, 2011
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	5	2,188	2,180	13
Deferred tax valuation allowance	22,468	1,959	—	24,427
Sales returns	385	67	397	55
Total	$22,862	$4,214	$2,577	$24,499
Year ended December 31, 2010
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	14	2,459	2,468	5
Deferred tax valuation allowance	46,899	—	24,431	22,468
Sales returns	1,007	490	1,112	385
Total	$47,924	$2,949	$28,011	$22,862
Year ended December 31, 2009
Allowance for:
Doubtful accounts	$5	$—	$1	$4
Cash discounts	10	2,553	2,549	14
Deferred tax valuation allowance	143,835	—	96,936	46,899
Sales returns	1,000	622	615	1,007
Total	$144,850	$3,175	$100,101	$47,924